                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ___)*

                       RODMAN & RENSHAW CAPITAL GROUP, INC.
                       ------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.09 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                  774877-10-4
                                --------------
                                (CUSIP Number)

                             Paul D. Tosetti, Esq.
                                Latham & Watkins
                             633 West Fifth Street
                                   Suite 4000
                         Los Angeles, California  90071
                               (213) 485-1234
               ------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 3, 1994
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 6 Pages)

CUSIP No. 774877-10-4                    13D                Page 2 of 6 Pages



     1     NAME OF PERSON
           MARSHALL S. GELLER
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           ###-##-####

     2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*       (a)     [X]
                                                                 (b)     [ ]

     3     SEC USE ONLY


     4     SOURCE OF FUNDS*
            PF

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                         [ ]

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES

                                7     SOLE VOTING POWER
                                        229,304
  NUMBER OF SHARES
  BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
  EACH REPORTING PERSON                 0
  WITH
                                9     SOLE DISPOSITIVE POWER
                                        229,304

                               10     SHARED DISPOSITIVE POWER
                                        0

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             229,304

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)  EXCLUDES CERTAIN
           SHARES*                                                       [ ]

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.01%

    14     TYPE OF PERSON REPORTING*
             IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 774877-10-4                    13D                 Page 3 of 6 Pages



     1     NAME OF PERSON
           GLENN GOLENBERG
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           ###-##-####

     2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*        (a)      [X]
                                                                  (b)      [ ]

     3     SEC USE ONLY


     4     SOURCE OF FUNDS*
            PF

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                           [ ]

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES

                                7     SOLE VOTING POWER
                                        50,700
  NUMBER OF SHARES
  BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
  EACH REPORTING PERSON                 0
  WITH                          9     SOLE DISPOSITIVE POWER
                                        50,700

                               10     SHARED DISPOSITIVE POWER
                                        0

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             50,700

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [ ]

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             1.11%

    14     TYPE OF PERSON REPORTING*
             IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1.  SECURITY AND ISSUER.

                 This statement on Schedule 13D relates to the Common Stock, par value $0.09 per share, of Rodman & Renshaw Capital Group, Inc. The principle executive offices of Rodman & Renshaw Capital Group, Inc. (the "Issuer") are located at 120 South LaSalle Street, Chicago, Illinois 60603.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      Marshall S. Geller and Glenn Golenberg (the
                  "Reporting Persons").

         (b)      The Reporting Persons business address is 1875
                  Century Park East, Suite 1770, Los Angeles, California 90067.

         (c)      The Reporting Persons are private investors.

         (d) During the last five (5) years, neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

         (e) During the last five (5) years, neither of the Reporting Persons have been a party to a proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Both of the Reporting Persons are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 The funds for purchases of the 280,004 shares beneficially owned by the Reporting Persons were derived from their respective personal funds and from funds available in standard margin accounts maintained by the Reporting Persons.

ITEM 4.  PURPOSE OF TRANSACTION.

                 The Reporting Persons have purchased the shares of Common Stock as an investment and may from time to time acquire or dispose of additional shares of Common Stock through open market or privately negotiated transactions depending on existing market and economic conditions. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on the price and availability of shares of Common Stock, subsequent developments effecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, and other factors considered relevant, may decide to increase or decrease the size of their investment in the Issuer. The Reporting Persons are supportive of the Issuer's current management and announced corporate strategies and performance, and at the present time have no plans to seek to participate in or attempt to change any of the foregoing.




                              (Page 4 of 6 Pages)

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Persons beneficially own 280,004 shares (Mr. Geller owns 229,304 shares and Mr. Golenberg owns 50,700 shares), which represent approximately 6.12% of the outstanding shares of the Issuer's Common Stock.

         (b) Mr. Geller has sole voting and investment power over the 229,304 shares he beneficially owns. Mr.
                  Golenberg has sole voting and investment power over the 50,700 shares he beneficially owns.

         (c) Information regarding all transactions effected by the Reporting Persons in the Common Stock within 60 days from the date hereof is included below:

                               MARSHALL S. GELLER

         TRADE DATE               BUY (B)/SELL (S)             NO. OF SHARES                  PRICE
         May 19, 1994                     B                         2,300                     $5.750

         May 19, 1994                     B                         3,700                     $5.476

         May 23, 1994                     S                         1,000                     $6.000

         May 25, 1994                     B                        15,201                     $5.750

         June 3, 1994                     B                         1,000                     $5.750

                                GLENN GOLENBERG

         TRADE DATE               BUY (B)/SELL (S)             NO. OF SHARES                  PRICE
         June 3, 1994                     B                         5,000                     $5.750

All of the above transactions were customary brokerage transactions effected on the New York Stock Exchange.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 The Reporting Persons are not parties to any contract, agreement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 1.       Joint Filing Agreement for Marshall S. Geller.

                 2. Joint Filing Agreement and Power of Attorney for Glenn Golenberg.

                            (Signature page follows)

                              (Page 5 of 6 Pages)

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       GLENN GOLENBERG


                                       By /s/ Marshall S. Geller
                                          ---------------------------
                                          MARSHALL S. GELLER,
                                          As Attorney-in-Fact


                                          /s/ Marshall S. Geller
                                          ---------------------------
                                          MARSHALL S. GELLER


DATE:  June 9, 1994

                             JOINT FILING AGREEMENT



                 The undersigned hereby agrees to jointly file a Statement on
Schedule 13D (the "Schedule 13D"), together with any Amendments thereto, with the Securities and Exchange Commission pursuant to the requirements of Rule 13d-1(f).



                                       /s/ Marshall S. Geller
                                       ------------------------------
                                       MARSHALL S. GELLER


DATE:    June 9, 1994





                                   EXHIBIT A

                             JOINT FILING AGREEMENT
                                      AND
                               POWER OF ATTORNEY



                 The undersigned hereby agrees to jointly file a Statement on
Schedule 13D (the "Schedule 13D"), together with any Amendments thereto, with the Securities and Exchange Commission pursuant to the requirements of Rule 13d-1(f).

                 The undersigned also appoints Mr. Marshall S. Geller, and his successors and assigns, each with full power of substitution, as his attorney-in-fact for the specific purpose of executing, on his behalf, the above-referenced Schedule 13D, together with any Amendments thereto.



                                       /s/ Glenn Golenberg
                                       ------------------------------
                                       GLENN GOLENBERG


DATE:    June 9, 1994




                                   EXHIBIT B